Exhibit 99.16

PRESS RELEASE

South Africa: TotalEnergies exits from offshore Blocks
11B/12B and 5/6/7

Paris, July 29, 2024 – Following the decision of the partner CNRI to withdraw from Block 11B/12B, TotalEnergies also announces its withdrawal from this block, off the Southern coast of South Africa, in which its affiliate TotalEnergies EP South Africa holds a 45% interest.

TotalEnergies entered into Block 11B/12B in 2013 and made two gas discoveries, Brulpadda and Luiperd, which could however not be turned into a commercial development as it appeared to be too challenging to economically develop and monetize these gas discoveries for the South African market.

TotalEnergies has also decided to exit from offshore exploration Block 5/6/7 where TotalEnergies EP South Africa currently holds a 40% interest.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About TotalEnergies in South Africa

TotalEnergies has been present in South Africa since 1954, when it started distributing petroleum products. Today the company is a leading player Fuel Marketing & Services, Lubricants Blending, Exploration & Production and Renewables. For seventy years, TotalEnergies has been committed to the energy development of South Africa. Through a diverse portfolio, TotalEnergies boasts a network of 550 retail sites and LPG distribution nationwide for all domestic energy needs. TotalEnergies holds Exploration Rights together with its various joint venture partners, over Blocks Deep Water Orange Basin and Orange Basin Deep (west coast), Outeniqua South (south coast), and the recent entry in Block 3B/4B east of DWOB. TotalEnergies is also developing a 700MW portfolio of renewable energy projects in South Africa, including the 86MW Prieska solar plant operational since 2016. In 2023, TotalEnergies signed CPPAs with Sasol and Air Liquide for the supply of 260MW capacity (wind and solar) and launched the construction of a 216MW solar plant with 500MWh battery storage.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).